ProSomnus, Inc.

5675 Gibraltar Drive,

Pleasanton, CA 94588

June 1, 2023

VIA EDGAR

Margaret Schwartz

Jordan Nimitz

U.S. Securities and Exchange Commission 100 F Street, NE

Washington, D.C. 20549

Attn:	Margaret Schwartz

Re:	ProSomnus, Inc.

Registration Statement on Form S-1

Filed January 9, 2023, as amended February 10, 2023, May 12, 2023 and May 30, 2023

File No. 333-269156

Dear Ms. Schwartz:

ProSomnus, Inc. (the “Registrant”) hereby requests, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 4:00 P.M., Washington, D.C. time, on June 2, 2023 or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time.

Very truly yours,

PROSOMNUS, INC.

By:	/s/ Brian Dow
Brian Dow
Chief Financial Officer

Cc:	Jonathan Talcott, Nelson Mullins Riley & Scarborough LLP

Peter Strand, Nelson Mullins Riley & Scarborough LLP

[Signature Page to Company Acceleration Request]